EXHIBIT 99.3

SECOND AMENDING AGREEMENT

TO

2017 CREDIT AGREEMENT

THIS AMENDING AGREEMENT is dated as of the 1st day of February, 2021

BETWEEN:

WEST FRASER TIMBER CO. LTD., a company formed by amalgamation under the laws of the Province of British Columbia,

WEST FRASER (USA), INC., a corporation incorporated under the laws of the State of Delaware, and

NORBORD INC., a corporation formed by amalgamation under the laws of Canada as Borrowers

AND:

THE LENDERS UNDER THE CREDIT AGREEMENT (AS HEREIN DEFINED)

AND:

THE TORONTO-DOMINION BANK, in its capacity as Administration Agent

AND:

TORONTO DOMINION (TEXAS) LLC, in its capacity as US Agent

WHEREAS:

A.    West Fraser Timber Co. Ltd. and West Fraser (USA), Inc., as Borrowers, entered into a 2017 Credit Agreement dated as of August 25, 2017 with the Lenders (as therein defined), The Toronto-Dominion Bank as Administration Agent and Toronto Dominion (Texas) LLC as US Agent (the “Original Credit Agreement”), as amended by the first amending agreement dated as of July 18, 2019 (the Original Credit Agreement as so amended, the “Credit Agreement”).

B.    WFT has requested certain amendments to the Credit Agreement in connection with the acquisition of Norbord and the requisite Lenders have consented to the amendments so requested on certain terms and conditions.

C.    This agreement is entered into to document the amendments to the Credit Agreement and the terms and conditions upon which the requisite Lenders have consented to such amendments.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each party), it is agreed by and between the parties hereto as follows:

ARTICLE 1

DEFINITIONS AND AMENDMENTS

1.1    Defined Terms. Unless otherwise defined in this agreement, terms with initial capital letters used in this agreement (including the recitals) have the respective meanings ascribed to such terms in the Credit Agreement.

1.2    Definition of First Amending Agreement. As used in this agreement, “First Amending Agreement” means the first amending agreement dated as of July 18, 2019, which amended the Original Credit Agreement as at that date.

1.3    Arrangements for Existing Norbord Letters of Credit.

(a)	As used in this agreement, “Existing Norbord Letters of Credit” means the letters of credit and letters of guarantee set out in Attachment 1 to this agreement.

(b)	As and from the Effective Date of this agreement:

(i)

the Existing Norbord Letters of Credit issued by TD Bank shall automatically become and shall constitute Fronted Letters of Credit, issued by the Fronting Lender on behalf of all Lenders, and outstanding under this Agreement as Accommodations made to Norbord under the Core Revolver Facility; and

(ii)

WFT hereby acknowledges and agrees for the benefit of each other Lender hereunder that has issued an Existing Norbord Letter of Credit that it that is jointly and severally liable together with Norbord for all obligations to such Lender relating to such Existing Norbord Letter of Credit.

1.4    Addition of New Definitions. The following are added as new definitions in Section 1.1 of the Credit Agreement.

“(dq.1)	“Norbord” means Norbord Inc., a corporation amalgamated under the laws of Canada.

(dq.2)	“Norbord Arrangement” means the arrangement under section 192 of the Canada Business Corporations Act to be carried out as contemplated by the Norbord Arrangement Agreement.

(dq.3)	“Norbord Arrangement Agreement” means the arrangement agreement made as of November 18, 2020 between WFT and Norbord.

(dq.4)	“Norbord Notes” means Norbord’s 6.25% Senior Secured Notes due April 2023 and 5.75% Senior Secured Notes due July 2027.

(eu.1)	“Second Amending Agreement” means the second amending agreement in respect of this Agreement dated as of February 1, 2021.

(fi.1)

“2020 Credit Agreement” means the credit agreement dated as of April 8, 2020 between WFT, as Borrower, the Lenders (as therein defined) and The Toronto-Dominion Bank, as amended, supplemented or replaced from time to time by written agreement of the parties thereto.”

1.5    Addition of Norbord as Borrower. The definition of “Borrowers” in Section 1.1(s) of the Credit Agreement is amended by deleting the same and replacing it with the following:

“(s)	“Borrowers” means WFT, WFUS and Norbord, and “Borrower” means any of them.”

1.6    Joint and Several Liability of Borrowers. The following is added as new Section 1.12 of the Credit Agreement:

“1.12	Joint and Several Liability.

Each Borrower acknowledges and agrees that it is jointly and severally liable for, and absolutely and unconditionally guarantees, the repayment of the Obligations of each other Borrower under this Agreement and that, in the event the Obligations of each other Borrower remain unpaid, the Agent may demand payment thereof in accordance with the provisions of this Agreement from all Borrowers as if they are all in default under this Agreement. For the purpose of determining whether or not there has been Default or an Event of Default, default by one Borrower shall be deemed to be a default by the other Borrowers.”

1.7    Amendments to Credit Facilities. The Credit Agreement is amended in accordance with the following:

(a)	The separate “Canadian Facility” and “US Facility” are consolidated to form the “Core Revolver Facility”, which is available for utilization by each of the Borrowers as follows:

(i)

for each of WFT and Norbord, by way of Prime Rate Advances in Canadian Dollars, Base Rate Advances in US Dollars, LIBOR Advances in US Dollars, Bankers’ Acceptances in Canadian Dollars and Letters of Credit in Canadian Dollars or US Dollars, in each case made by the Canadian Lenders through their Canadian Lending Offices; and

(ii)	for WFUS, by way of NY Prime Rate Advances in US Dollars or LIBOR Advances in US Dollars, in each case made by the US Lenders through their US Lending Offices,

and all applicable provisions in the Credit Agreement are amended accordingly.

(b)

All references in the Credit Agreement to the “Acquisition Facility” are amended to the “Term Facility”, it being understood that as at the date of the Second Amending Agreement, the Term Facility has been fully advanced.

(c)	The definition of “Business Day” in Section 1.1(s) of the Credit Agreement is amended by adding, in each of paragraphs (ii)(A) and (ii)(B) thereof “Toronto, Vancouver or” before “New York”.

(d)	The definition of “Discount Rate” in Section 1.1(bh) of the Credit Agreement is amended by adding “is not a Schedule I Bank or” before “is a Non-Acceptance Lender” in the second line.

(e)	The definition of “US Lending Office” in Section 1.1(fq) of the Credit Agreement is amended by deleting “in the United States” therefrom.

(f)

Section 2.3(a) of the Credit Agreement is amended so that the purpose of the Core Revolver Facility is referred to as being “for general corporate purposes, but excluding Hostile Takeover Bids, and, to the extent required, to finance the completion of the transactions contemplated by the Norbord Arrangement Agreement”.

(g)

Sections 2.13 and 2.14 (subject to Section 1.7(a) above) and Section 2.15 of the Credit Agreement are revised to provide that, subject to Section 1.12 of the Credit Agreement, the applicable Borrower will pay that portion of the Principal Outstanding that has been borrowed by it under each applicable Credit Facility, together with all unpaid interest, fees and other amounts owing to the applicable Lenders under or in respect of the Credit Agreement then outstanding to, as the case may be, the Agent or the US Agent on the Maturity Date.

(h)

Section 2.19(f)(ii) of the Credit Agreement is amended by adding “or Standby Fees” after “rates of interest” in the first line, by adding “or Standby Fee” after “rate of interest” in the third line, and by adding “or fee” after each of “interest rate” in the third line and “determined rate” in the fourth line.

(i)	Section 2.28 of the Credit Agreement is amended by deleting “and the US Agent, in their respective discretion” and replacing it by “, in its discretion”.

(j)	Section 4.12 of the Credit Agreement is revised to change “three Business Days” to “two Business Days”.

1.8    Addition of Norbord Swingline. The Credit Agreement is amended in accordance with the following:

(a)	The following are added as new definitions in Section 1.1 of the Credit Agreement:

“(dq.5)

“Norbord Swingline” means that portion of the Core Revolver Facility to be made available by the Norbord Swingline Lender to Norbord as described in Section 2.11 (whether in Canadian Dollars or US Dollars), and “Norbord Swingline Advance” means an Advance under the Norbord Swingline.

(dq.6)	“Norbord Swingline Commitment” means Cdn$15,000,000 (or the Equivalent Amount in US Dollars) to the extent not permanently reduced, cancelled or terminated pursuant to this Agreement.

(dq.7)

“Norbord Swingline Lender” means Royal Bank of Canada (or such other Canadian Lenders as may be so designated by Norbord from time to time) acting in its capacity as the Lender of Norbord Swingline Advances under Section 2.11.

(fd.1)	“Swingline Commitments” means the WFT Swingline Commitment and the Norbord Swingline Commitment.

(fd.2)	“Swingline Lenders” means the WFT Swingline Lender and the Norbord Swingline Lender.”

(b)

The defined terms “Canadian Swingline”, “Canadian Swingline Commitment” and “Canadian Swingline Lender” in Sections 1.1(ab), 1.1(ac) and 1.1(ad) of the Credit Agreement are changed to “WFT Swingline”, “WFT Swingline Commitment” and “WFT Swingline Lender”, respectively.

(c)	The definition of “Swingline Advances” in Section 1.1(fd) of the Credit Agreement is amended by deleting the same and replacing it with the following:

“(fd)	“Swingline Advances” means Advances under the WFT Swingline and the Norbord Swingline.”

(d)	The references to the “Canadian Swingline Lender” in Sections 2.2 and 12.7 of the Credit Agreement are each changed to the “Swingline Lenders”.

(e)	Section 2.11 of the Credit Agreement is amended by deleting the same and replacing it with the following:

“2.11    Swingline Advances.

The WFT Swingline Lender will make available to WFT a revolving operating credit facility as part of the Core Revolver Facility, up to the WFT Swingline Commitment, to finance the day-to-day requirements of WFT for general corporate purposes.

The Norbord Swingline Lender will make available to Norbord a revolving operating credit facility as part of the Core Revolver Facility, up to the Norbord Swingline Commitment, to finance the day-to-day requirements of Norbord for general corporate purposes.

Each Swingline Advance shall be made by the applicable Swingline Lender by way of a Prime Rate Advance (if requested in Canadian Dollars) or a Base Rate Advance (if requested in US Dollars) on the same day’s notice if given to the applicable Swingline Lender before noon (Toronto time) or, if requested by WFT or Norbord, as applicable, on an overdraft basis by debiting such account of WFT or Norbord, as the case may be, as shall be established by agreement of WFT and the applicable Swingline Lender. The amount of any such overdraft from time to time shall be deemed to be a Prime Rate Advance (to the extent of such debit balance in Canadian Dollars) or a Base Rate Advance (to the extent of such debit balance in US Dollars). Each of WFT and Norbord shall ensure that the aggregate Principal Outstanding of all applicable Swingline Advances (calculated in Canadian Dollars) does not exceed the applicable Swingline Commitment at any time.”

(f)	Section 12.2 of the Credit Agreement is amended by deleting paragraph (d) and replacing it with the following:

“(d)	No amendment, waiver or consent shall, unless approved by the WFT Swingline Lender, affect the rights or obligations of the WFT Swingline Lender with respect to WFT Swingline Advances.

(d.1)	No amendment, waiver or consent shall, unless approved by the Norbord Swingline Lender, affect the rights or obligations of the Norbord Swingline Lender with respect to Norbord Swingline Advances.”

1.9    Reallocation of Canadian Lender and US Lender Commitments for Core Revolver Facility. The Credit Agreement is amended in accordance with the following:

(a)	The following are added as new definitions in Section 1.1 of the Credit Agreement:

“(x.1)

“Canadian Lender Core Revolver Commitment” means, as to any Canadian Lender, the obligation of that Canadian Lender to make Accommodations to WFT and Norbord under the Core Revolver Facility in an aggregate principal amount not exceeding the applicable amount set forth opposite such Canadian Lenders’ name on Part 1 of Appendix A to this Agreement, as such amounts may be reduced or reallocated from time to time in accordance with the provisions of this Agreement.

(fn.1)

“US Lender Core Revolver Commitment” means, as to any US Lender, the obligation of that US Lender to make Accommodations to WFUS under the Core Revolver Facility in an aggregate principal amount not exceeding the applicable amount set forth opposite such US Lenders’ name on Part 1 of Appendix A to this Agreement, as such amounts may be reduced or reallocated from time to time in accordance with the provisions of this Agreement.”

(b)	The definition of “Commitment” in Section 1.1(ao) of the Credit Agreement is amended by deleting the same and replacing it with the following:

“(ao)

“Commitment” means, as to any Lender in respect of a Credit Facility, the obligation of that Lender to make Accommodations to a Borrower under the Credit Facility in an aggregate principal amount not exceeding the applicable amount set forth opposite such Lender’s name on Appendix A to this Agreement in respect of such Credit Facility, as such amounts may be reduced or reallocated from time to time in accordance with the provisions of this Agreement.”

(c)	The definition of “Proportionate Share” in Section 1.1(el) of the Credit Agreement is amended by deleting the same and replacing it with the following:

“(el)

“Proportionate Share” means, at any time in respect of a particular Lender, the proportion that the aggregate of the Canadian Lender Core Revolver Commitment and the US Lender Core Revolver Commitment of the applicable Canadian Lender and US Lender, respectively, under the Core Revolver Facility (excluding the Swingline Commitments in the case of the Swingline Lenders) at such time bears to the total Commitments of all Lenders under the Core Revolver Facility (excluding the Swingline Commitments) at such time.”

(d)	The following is added as new Section 2.35 of the Credit Agreement:

“2.35 Reallocation of Canadian Lender and US Lender Core Revolver Commitments.

(a)

WFT may, no more than four times per annum and with 30 days’ prior written notice, require that the Agent reallocate, amongst the Canadian Lenders and the US Lenders, the Canadian Lender Core Revolver Commitments and the US Lender Core Revolver Commitments, provided that, as the case may be, any increase in a Canadian Lender Core Revolver Commitment for a Canadian Lender must have a corresponding decrease in the US Lender Core Revolver Commitment for the corresponding US Lender or any increase in a US Lender Core Revolver Commitment for a US Lender must have a corresponding decrease in the Canadian Lender Core Revolver Commitment for the corresponding Canadian Lender.

(b)

Application of any such reallocation request shall be subject to there being no outstanding Borrowings under the Core Revolver Facility that would result in the Borrowings exceeding the reallocated Commitments as at the effective date of such reallocation, provided that, on the request of the Borrowers, the Agent and the Lenders may terminate any outstanding LIBOR Advances or Bankers’ Acceptances as may be necessary to permit such a reallocation request in accordance with the foregoing. Each Borrower agrees that it shall be bound by the indemnification provisions of Section 2.23 with respect to all breakage costs incurred by an Agent or any Lender with respect to the termination of any existing LIBOR Advances, and that Section 4.9 shall apply to the prepayment of any Bankers’ Acceptances, in each case for such purposes.

(c)	Following such reallocation, the Agent shall make such changes as are necessary to Part 1 of Appendix A to this Agreement to reflect such reallocation.”

1.10    Amendment to Payment of Standby Fees. Sections 2.30 and 2.31 of the Credit Agreement are amended by deleting the same and replacing them with the following:

“2.30    Standby Fees.

WFT shall pay:

(a)

to the Agent, for the account of each Canadian Lender under the Core Revolver Facility, a Standby Fee from and after the date of this Agreement payable in Canadian Dollars quarterly in arrears on the fifth Business Day of the first month following the end of each fiscal quarter of WFT, and on the Maturity Date, calculated on a daily basis on the difference between the Canadian Lender Core Revolver Commitment of such Lender (excluding the Swingline Commitments in the case of the Swingline Lenders) and the aggregate Principal Outstanding under the Core Revolver Facility owed to such Lender from the Borrowers (excluding, in the case of the Swingline Lenders, any outstanding Swingline Advances), at the applicable rate per annum set forth under the heading “Standby Fees” in the definition of Applicable Margin; and

(b)

to the US Agent, for the account of each US Lender under the Core Revolver Facility, a Standby Fee from and after the date of this Agreement payable in Canadian Dollars quarterly in arrears on the fifth Business Day of the first month following the end of each fiscal quarter of WFT, and on the Maturity Date, calculated on a daily basis on the difference between the US Lender Core Revolver Commitment of such Lender and the aggregate Principal Outstanding under the Core Revolver Facility owed to such Lender from the Borrowers, at the applicable rate per annum set forth under the heading “Standby Fees” in the definition of Applicable Margin, and, for the purposes of the foregoing calculations, Principal Outstanding in US Dollars on each day during the fiscal quarter shall be converted into the Equivalent Amount in Canadian Dollars by applying the monthly average Bank of Canada rate posted on the last Business Day of the applicable month during such fiscal quarter.

Payment of a Standby Fee on the unutilized portion of the:

(c)

WFT Swingline Commitment will be calculated at the applicable rate described above and be paid by WFT to the WFT Swingline Lender quarterly in arrears on the fifth Business Day of the first month following the end of each fiscal quarter of WFT; and

(d)

Norbord Swingline Commitment will be calculated at the applicable rate described above and be paid by Norbord to the Norbord Swingline Lender quarterly in arrears on the fifth Business Day of the first month following the end of each fiscal quarter of WFT.”

1.11    Amendment to Definition of Permitted Liens. The definition of “Permitted Liens” in Section 1.1(ee) of the Credit Agreement is amended as follows:

(a)	by deleting paragraphs (xiv) and (xv) thereof; and

(b)	by adding the following new paragraphs (xv.1) and (xv.2) thereto:

“(xv.1)	Liens against assets of Norbord and its Subsidiaries securing, until their respective maturity dates (as at the Effective Date of the Second Amending Agreement), the Norbord Notes;

(xv.2)

until the release thereof in accordance with Section 8.1(p)(i), the Liens related to the Norbord credit facilities to be cancelled in accordance with Section 2.1(j) of the Second Amending Agreement and any remaining Liens relating to Norbord’s previously repaid and cancelled BAM subordinated facility and BNP / EDC securitization facility;”

1.12    Amendment to Unsecured Subsidiary Indebtedness Negative Covenant. The Credit Agreement is amended in accordance with the following:

(a)

The defined term “Permitted Subsidiary Indebtedness” in Section 1.1(ef) of the Credit Agreement is changed to “Permitted Subsidiary Unsecured Indebtedness” and the definition thereof is amended by deleting the same and replacing it with the following:

“(ef)	“Permitted Subsidiary Unsecured Indebtedness” means:

(i)	Indebtedness of a Restricted Subsidiary of WFT to WFT or to another wholly-owned Restricted Subsidiary of WFT;

(ii)	Indebtedness of Norbord Europe Limited to any Person other than WFT or to another wholly-owned Restricted Subsidiary of WFT up to US$50,000,000;

(iii)	Indebtedness of Norbord Panels USA Inc. to any Person other than WFT or to another wholly-owned Restricted Subsidiary of WFT up to US$10,000,000; and

(iv)

a Guarantee by any Subsidiary of the obligations of WFT, WFUS or Norbord under this Agreement or the 2020 Credit Agreement, or a Guarantee of the obligations of any other guarantor under its respective Guarantee.”

(b)	Section 8.4(g) of the Credit Agreement is amended by deleting the same and replacing it with the following:

“(g)

Restriction on Unsecured Subsidiary Indebtedness. WFT will not permit any Restricted Subsidiary that is not a Borrower hereunder to create, incur or otherwise be obligated in respect of any unsecured Indebtedness (other than Permitted Subsidiary Unsecured Indebtedness) if the result would be that the aggregate principal amount of all unsecured Indebtedness of all Restricted Subsidiaries that are not Borrowers hereunder (excluding Permitted Subsidiary Unsecured Indebtedness) would exceed US$50 million (or the Equivalent Amount in other currencies); provided that if such a Restricted Subsidiary has delivered to the Agent and the US Agent, for and on behalf of the Lenders, (i) an absolute and unconditional guarantee of the obligations of the Borrowers under this Agreement in such form as may be approved by Lenders’ Counsel, and (ii) an opinion of counsel for the Borrowers as to due authorization, execution and delivery and as to enforceability of such guarantee and such further matters as may reasonably be requested by the Agent or the US Agent, in form reasonably satisfactory to Lenders’ Counsel, then the unsecured Indebtedness of such Restricted Subsidiary shall not be included in determining the aggregate principal amount of all unsecured Indebtedness of all such Restricted Subsidiaries for the purpose of this paragraph (g).”

1.13    Norbord Not to Become Unrestricted Subsidiary.

(a)	Section 1.7 of the Credit Agreement is amended by replacing “(other than WF Mills or WFUS)” with “(other than WF Mills, WFUS or Norbord)”.

(b)	Section 8.4(h) of the Credit Agreement is amended by replacing “Neither WFUS nor WF Mills” with “None of WFUS, Norbord or WF Mills”.

1.14    Accommodation of Change to WFT US Reporting Requirements.

(a)	Section 1.3 of the Credit Agreement is amended by deleting “January 1, 2011” therefrom and replacing it with “January 1, 2021”.

(b)	In each of Sections 8.2(h)(iii), 9.1(e), 9.1(j) and 9.1(p) of the Credit Agreement, “Cdn.$” shall be deleted and replaced with “US$”.

(c)	In Section 8.4(d) of the Credit Agreement, “Cdn.$400,000,000” shall be deleted and replaced with “US$800,000,000”.

(d)	The Quarterly Compliance Certificate attached as Schedule 3 to the Credit Agreement shall be amended to provide for the reporting of all dollar amounts in US Dollars instead of Canadian Dollars.

1.15    Updating of Representations and Warranties.

(a)	The representations and warranties set out in Sections 7.1(c), 7.1(e) and 7.1(w) of the Credit Agreement are restated to be effective upon the completion of the Norbord Arrangement.

(b)	The representation and warranty set out in Section 7.1(m) of the Credit Agreement is deleted and replaced with the following:

“(m)

Tax Filings and Payments. Each Borrower and each Material Subsidiary has filed all material Tax returns which are required to have been filed in any jurisdiction. Each Borrower has, and each Material Subsidiary has, paid all material Taxes shown to be due and payable on any Tax return filed by it and all other material Taxes and assessments payable by it, to the extent the same have become due and payable and before they have become delinquent, except for any material Taxes, or material existing or known proposed assessments or reassessments in respect of which all of the following conditions are met:

(i)	the amount, applicability or validity thereof is currently being contested (or will be protested once initiated) in good faith by appropriate proceedings;

(ii)	the execution of any judgment with respect thereto has been stayed;

(iii)	each Borrower or relevant Material Subsidiary has set aside on its books reserves with respect thereto (segregated to the extent required by GAAP) deemed by it to be adequate; and

(iv)

notice has been provided to the Agent pursuant to Section 8.2(h)(iii) if the amount thereof exceeds or could reasonably be expected to exceed US$20,000,000 (or the Equivalent Amount in any other currency).”

(c)

Following the completion of the Norbord Arrangement, Norbord will provide the representations and warranties set out in Section 7.1 of the Credit Agreement, as so amended, only as to matters pertaining to itself and its Subsidiaries.

(d)	The list of Material Subsidiaries attached as Schedule 4 to the Credit Agreement is deleted and replaced with Schedule 4 in the form attached to this Agreement.

1.16    Addition of Positive Covenant. The following is added to Section 8.1 of the Credit Agreement:

“(p)	Release of Norbord Security.

(i)

The Borrowers will use commercially reasonable efforts to promptly pursue the release of all Liens related to the Norbord credit facilities to be cancelled in accordance with Section 2.1(j) of the Second Amending Agreement and any remaining Liens relating to Norbord’s previously repaid and cancelled BAM subordinated facility and BNP / EDC securitization facility.

(ii)

The Borrowers will use commercially reasonable efforts to promptly pursue a release of security on the Norbord Notes in accordance with the terms thereof, it being understood that if noteholder consent is required to effect such security release it is not commercially reasonable.”

1.17    Amendment of Event of Default. The Event of Default in Section 9.1(l) of the Credit Agreement is deleted and replaced with the following:

“(l)

Unsatisfied Judgments or Tax Assessments. Judgment in excess of US$50,000,000 (or the equivalent thereof in any other currency) is rendered against a Borrower or any Material Restricted Subsidiary, or against any other Restricted Subsidiaries which collectively have assets exceeding 5% of Consolidated Net Tangible Assets, in respect of which a Borrower or any Material Restricted Subsidiary or such other Restricted Subsidiaries does or do not have insurance coverage or any income tax reassessment in excess of US$50,000,000 (or the equivalent thereof in any other currency) is made against such Borrower or such Material Restricted Subsidiary or such other Restricted Subsidiaries, and any such judgment or tax reassessment remains undischarged or unsatisfied after the time for appeal has expired without such Borrower or such Material Restricted Subsidiary or such other Restricted Subsidiaries either having appealed the judgment and obtained a stay of execution of the judgment or filing a notice of objection to and/or appealing the reassessment;”

1.18    Addition of Benchmark Replacement Provision.

(a)	The definitions set out in Attachment 2 attached hereto are added as new definitions in Section 1.1 of the Credit Agreement.

(b)	Section 10.2 of the Credit Agreement, which was previous amended by Section 1.7 of the First Amending Agreement, is further amended by adding the following as new paragraph (f):

“(f)

Notwithstanding anything to the contrary herein or in any other Credit Facility Document, if a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any setting of the then-current Benchmark, the Agent and the US Agent will promptly notify the Borrowers and the Lenders thereof, and of the implementation of any Benchmark Replacement and the effectiveness of any Benchmark Replacement Conforming Changes, and then:

(i)

if a Benchmark Replacement is determined in accordance with paragraph (i) or (ii) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Credit Facility Document in respect of such Benchmark setting and subsequent Benchmark settings, without any amendment to, or further action or consent of any other party to, this Agreement or any other Credit Facility Document; and

(ii)

if a Benchmark Replacement is determined in accordance with paragraph (iii) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, notwithstanding anything contained herein or in any other Credit Facility Document, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Credit Facility Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth Business Day after the date notice of such Benchmark Replacement, is provided to the Canadian Lenders or the US Lenders, as applicable, without any amendment to, or further action or consent of any other party to, this Agreement or any other Credit Facility Document so long as the Agent or the US Agent, as applicable, has not received, by such time, written notice of objection to such Benchmark Replacement from the Majority Lenders, and, in connection with the implementation of such Benchmark Replacement, the Agent and US Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Credit Facility Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Credit Facility Document.”

(c)	Section 11.2 of the Credit Agreement is amended by adding the following as new paragraph (d):

“(d)

The Agent and the US Agent do not warrant or accept responsibility for, and shall not have any liability with respect to, the administration, submission or any other matter related to the rates in the definition of “LIBOR” or with respect to any rate that is an alternative or replacement for or successor to any such rate (including any Benchmark Replacement) or the effect of any of the foregoing, or of any Benchmark Replacement Conforming Changes.”

1.19    Amendment of Assignment and Participation Requirements.

(a)	Section 12.15 of the Credit Agreement is amended by deleting the same and replacing it with the following:

“12.15    Assignment.

Any Lender may assign all or any part of its Commitment under one or more of the Credit Facilities and its interest in the outstanding Accommodations under such Credit Facility or Credit Facilities to one or more Assignees in respect of an assigned Commitment amount of not less than Cdn$5,000,000 under each Credit Facility for each such Assignee, upon payment by the assigning Lender to the Agent of a fee of Cdn$5,000 for each occurrence. Any such assignment shall be subject to the approval of the Borrowers (such approval not to be unreasonably withheld), to the approval of each of the Agent, the Swingline Lenders and the Fronting Lender (each such approval not to be unreasonably withheld) and, in the case of an assignment by a US Lender, to the approval of the US Agent (such approval not to be unreasonably withheld), provided that no such approval of the Borrowers shall be required during the continuance of a Default or an Event of Default, and provided further that the Borrowers shall be deemed to have approved any proposed assignment if the Borrowers fail to either approve or decline to approve such assignment in response to any request for such approval within five Business Days after receipt of such request. Such Lender shall deliver to the Borrowers and the Agent (and, in the case of an assignment by a US Lender, the US Agent) a Lender Assignment Agreement executed by the Assignee, the Borrowers and the Agent (and the US Agent, if applicable), under which the Assignee assumes the obligations and agrees to be bound by all the terms and conditions of this Agreement, all as if such Assignee had been an original party hereto, and agrees to make Accommodations in respect of the Credit Facilities so assigned through a lending office in Canada, in the case of an assignment by a Canadian Lender or a Term Lender. Upon any such assignment and such assumption of the obligations of the Lender by an Assignee, the assigning Lender and the Borrowers shall be mutually released from their respective obligations hereunder to the extent of such assignment and assumption and shall thenceforth have no liability or obligations to each other to such extent, except in respect of matters which have arisen prior to such assignment. A Lender may, on notice to the Borrowers as to the recipient, deliver a copy of any financial statement or any other information relating to the business, assets or condition (financial or otherwise) of the Borrowers which may be furnished to it under this Agreement or otherwise to any Assignee or any prospective Assignee to the extent reasonably required by such Assignee in connection with its interest or the proposed acquisition of an interest in the Credit Facilities. All such Assignees or prospective Assignees shall agree to maintain the confidential nature of such information.”

(b)	Section 12.16 of the Credit Agreement is amended:

(i)	by deleting paragraph (a)(i) thereof and replacing it with the following:

“(i)

is organized under the laws of Canada (or any province or territory of Canada), is an authorized foreign bank under the Bank Act (Canada), or is otherwise considered or deemed to be resident for income tax or withholding tax purposes in Canada;”; and

(ii)	by deleting paragraph (b)(ii) thereof.

(c)	Section 4 of the form of Lender Assignment Agreement attached as Schedule 7 to the Lender Assignment Agreement is amended by deleting the same and replacing with the following:

“4.

Lending Office. The Assignee hereby covenants and agrees that all Accommodations under the Assigned Credit [Facility/Facilities] will be made by the Assignee through the following [Canadian/US] Lending Office:                                                                                                                           ”

1.20    Addition of FATCA Provision. The Credit Agreement is amended in accordance with the following:

(a)	The following is added as a new definition in Section 1.1 of the Credit Agreement:

“(bw.5)

“FATCA” means sections 1471 through 1474 of the IRC, as of the date of this Agreement (or any amended or successor version), any current or future regulations or official interpretations thereof and any agreements entered into pursuant to Section 1471(b)(1) of the IRC. “

(b)	The following is added as a new paragraph (iii) to the definition of “Excluded Taxes” in Section 1.1(bv) of the Credit Agreement”

“(iii)	U.S. federal withholding taxes imposed pursuant to FATCA.”

(c)	The following is added as new Section 12.23A of the Credit Agreement:

“12.23A    FATCA

(a)

Each Lender shall, at such times as are reasonably requested by a Borrower or the Agent, provide the Borrowers and the Agent with any properly completed and executed documentation prescribed by applicable Law, or reasonably requested by a Borrower or the Agent, certifying as to any entitlement of such Lender to an exemption from, or reduction in, any withholding Tax with respect to any payments to be made to such Lender under the Credit Facility Documents (including any documentation necessary to establish an exemption from, or reduction of, any Taxes that may be imposed under FATCA). Each such Lender shall, whenever a lapse in time or change in circumstances renders such documentation expired, obsolete or inaccurate in any respect, deliver promptly to the Borrowers and the Agent updated or other appropriate documentation (including any new documentation reasonably requested by the applicable withholding agent) or promptly notify the Borrowers and the Agent of its inability to do so. In addition, any Lender, if reasonably requested by a Borrower or the Agent, shall deliver such other documentation prescribed by applicable Law or reasonably requested by a Borrower or the Agent as will enable the Borrowers or the Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements.

(b)

Notwithstanding anything to the contrary in Section 12.24A(a), the completion, execution and submission of such documentation (other than such documentation set forth in Section 12.24(c)) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(c)

If a payment made to a Lender under any Credit Facility Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the IRC, as applicable), such Lender shall deliver to the Borrowers and the Agent at the time or times prescribed by law and at such time or times reasonably requested by a Borrower or the Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the IRC) and such additional documentation reasonably requested by a Borrower or the Agent as may be necessary for the Borrowers and the Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment.”

1.21    Replacement of Appendix A to Credit Agreement. Appendix A (Lenders’ Commitments) to the Credit Agreement is deleted and replaced with Appendix A in the form attached to this Agreement.

1.22    Conformed Credit Agreement. The Original Credit Agreement is hereby amended in such a manner as to incorporate all amendments, insertions and deletions required to conform the Original Credit Agreement to the form attached hereto as Attachment 3.

ARTICLE 2

GENERAL

2.1    Condition to Effectiveness. Notwithstanding the date of this agreement, this agreement shall not become effective until the date (the “Effective Date”) on which the following conditions have been fulfilled:

(a)

Amending Agreement. This agreement shall have been executed by each of the Borrowers, by the requisite Lenders in respect of each amendment in accordance with Section 12.2 of the Credit Agreement, by the WFT Swingline Lender, by the Norbord Swingline Lender, by the Agent and by the US Agent.

(b)

Specified Representations. The Specified Representations shall be true and correct as of the Effective Date as though made on and as of such date, and WFT shall have delivered to the Agent a certificate executed by an Authorized Officer of WFT to that effect.

(c)

No Default. No event shall have occurred and be continuing which constitutes a Default or an Event of Default or which would, following the completion of the Norbord Arrangement, constitute a Default or Event of Default, and WFT shall have delivered to the Agent a certificate executed by an Authorized Officer of each of the Borrowers to that effect.

(d)

Constating Documents and Resolutions. The Agent shall have received copies certified by the Secretary, an Assistant Secretary or another Authorized Officer of each Borrower of its respective charter documents, resolutions of its board of directors approving the Credit Facility Documents to which it is a party, and all documents evidencing any other necessary corporate action of it with respect to the Credit Facility Documents.

(e)

Incumbency Certificate. The Agent shall have received a certificate of the Secretary, an Assistant Secretary or another Authorized Officer of each Borrower certifying the names and true signatures of its officers authorized to sign the Credit Facility Documents to which it is a party and any other documents to be delivered by it hereunder.

(f)

Good Standing. The Agent shall have received a recently-dated certificate of good standing or like certificate of each Borrower issued by appropriate government officials of the jurisdiction of its formation.

(g)

No Material Adverse Effect. Since November 18, 2020, there shall not have occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on Norbord.

(h)

Conditions Precedent to Norbord Arrangement. All conditions precedent to the Norbord Arrangement in favour of WFT (or for the mutual benefit of WFT and Norbord as applicable) in the Norbord Arrangement Agreement shall have been satisfied, without waiver of any condition precedent to the Norbord Arrangement that is materially prejudicial to the Lenders without the consent of the Agent.

(i)

Completion of Norbord Arrangement. The Norbord Arrangement shall have been consummated simultaneously or substantially concurrently with the Effective Date, in accordance with the Norbord Arrangement Agreement, and the Norbord Arrangement Agreement shall not, either in part or whole, have been amended, waived, supplemented or otherwise modified in a manner adverse to the Lenders without the consent of the Agent (it being understood that any modification, amendment, consent, waiver or determination in respect of the definition of “Material Adverse Effect” in the Norbord Arrangement Agreement shall be deemed to be materially adverse to the Lenders).

(j)

Repayment of Norbord Indebtedness. The Agent shall have received documentation in form and substance satisfactory to the Agent confirming the repayment and cancellation of all credit facilities (including any credit facilities pursuant to which the Existing Norbord Letters of Credit were issued) of:

(i)	Norbord, other than the Norbord Notes; and

(ii)	Norbord’s Subsidiaries, other than Permitted Subsidiary Unsecured Indebtedness (as amended in accordance with Section 1.12 of this agreement).

(k)

Legal Opinions. The Agent shall have received an opinion of Canadian and US counsel for each of the Borrowers addressed to the Lenders and Lenders’ Counsel in respect of this agreement, substantially consistent with the respective forms attached as Schedules 5 and 6 to the Credit Agreement, and shall have received the favourable opinion of the Lenders’ Counsel in form and substance satisfactory to the Agent with respect to matters covered by the opinion of Canadian counsel for the Borrowers and such other matters as the Agent may reasonably request.

(l)	Payment of Fees. All fees or reimbursable expenses required to be paid by the Borrowers on or before the Effective Date shall have been paid.

(m)

Know your Customer. The Lenders shall have received, at least ten days before the Effective Date, all documentation and other information required by regulatory authorities under applicable “know your customer”, anti-terrorist and anti-money laundering rules and regulations, including the Patriot Act.

(n)	Other. The Agent shall have received such other certificates and documentation as the Agent may reasonably request.

If all of the conditions set forth above have not been satisfied by the Borrowers or waived by the Lenders on or before the Outside Date (as defined in the Norbord Arrangement Agreement), this agreement shall terminate, the Credit Agreement amendments provided for hereunder shall not come into effect, and the Credit Agreement shall continue in force and effect without any such amendments.

2.2    Confirmation of Credit Agreement. Effective on the Effective Date, the Credit Agreement, as amended by this agreement, is hereby confirmed.

2.3    Governing Law. This agreement shall be construed in accordance with and governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

2.4    Successors and Assigns. This agreement shall enure to the benefit of and be binding upon the parties to the Credit Agreement and their respective successors and assigns.

2.5    Counterparts. This agreement, and all documents to be delivered on or before the Effective Date hereunder, may be executed in counterparts, each of which shall be deemed an original and which, taken together, shall constitute one and the same instrument, and any executed counterpart may be delivered by facsimile, by transmission of a pdf or scanned copy or by similar means of recorded communication.

[Execution pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed by their respective authorized officers, as of the date first above written.

WEST FRASER TIMBER CO. LTD.

By:	/s/ Chris Virostek
	Name:	Chris Virostek
	Title:	VP Finance & CFO

By:
Name:
Title:

WEST FRASER (USA), INC.

By:	/s/ Sean McLaren
	Name:	Sean McLaren
	Title:	President

By:
Name:
Title:

NORBORD INC.

By:	/s/ Robin Lampard
	Name:	Robin Lampard
	Title:	Sr. VP and CFO

By:
Name:
Title:

THE TORONTO-DOMINION BANK, as Administration Agent

By:	/s/ Feroz Haq
	Name:	Feroz Haq
	Title:	Director Loan Syndications Agency

TORONTO DOMINION (TEXAS) LLC, as US Agent

By:	/s/ Angela Del Duca
	Name:	Angela Del Duca
	Title:	Authorized Signatory

CANADIAN LENDERS AND TERM LENDERS

THE TORONTO-DOMINION BANK, as Canadian Lender, Term Lender and WFT Swingline Lender

By:	/s/ Rahim Kabani
	Name:	Rahim Kabani
	Title:	Managing Director

By:	/s/ Ben Montgomery
	Name:	Ben Montgomery
	Title:	Director

ROYAL BANK OF CANADA, as Canadian Lender, Term Lender and Norbord Swingline Lender

By:	/s/ Curtis Standerwick
	Name:	Curtis Standerwick
	Title:	Authorized Signatory

By:
Name:
Title:

BANK OF MONTREAL

By:	/s/ Ben Rough
	Name:	Ben Rough
	Title:	Director

THE BANK OF NOVA SCOTIA

By:	/s/ Kurt Foellmer
	Name:	Kurt Foellmer
	Title:	Director

By:	/s/ Andrew Pryor
	Name:	Andrew Pryor
	Title:	Associate Director

CANADIAN IMPERIAL BANK OF COMMERCE

By:	/s/ Martin Weitbrecht
	Name:	Martin Weitbrecht
	Title:	Authorized Signatory

By:	/s/ Ben Fallico
	Name:	Ben Fallico
	Title:	Authorized Signatory

JPMORGAN CHASE BANK, N.A., TORONTO BRANCH

By:	/s/ Syed Ali Hasan
	Name:	Syed Ali Hasan
	Title:	Vice President

CANADIAN WESTERN BANK

By:	/s/ Craig Preiksaitis
	Name:	Craig Preiksaitis
	Title:	Senior Manager, Corporate Lending

By:	/s/ John Cherian
	Name:	John Cherian
	Title:	MD & Head, Corporate Lending

ATB FINANCIAL

By:	/s/ Michael Thomas
	Name:	Michael Thomas
	Title:	Director

By:	/s/ Neil Ternovatsky
	Name:	Neil Ternovatsky
	Title:	Managing Director

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC

By:	/s/ Oliver Sumugod
	Name:	Oliver Sumugod
	Title:	Director, Corporate Banking

By:	/s/ Matt van Remmen
	Name:	Matt van Remmen
	Title:	Managing Director, Corporate Banking

US LENDERS

THE TORONTO-DOMINION BANK, NEW YORK BRANCH

By:	/s/ Angela Del Duca
	Name:	Angela Del Duca
	Title:	Authorized Signatory

ROYAL BANK OF CANADA

By:	/s/ Curtis Standerwick
	Name:	Curtis Standerwick
	Title:	Authorized Signatory

BANK OF MONTREAL, CHICAGO BRANCH

By:	/s/ Andrew Berryman
	Name:	Andrew Berryman
	Title:	Director

THE BANK OF NOVA SCOTIA

By:	/s/ Kurt Foellmer
	Name:	Kurt Foellmer
	Title:	Director

By:	/s/ Andrew Pryor
	Name:	Andrew Pryor
	Title:	Director

CANADIAN IMPERIAL BANK OF COMMERCE

By:	/s/ Martin Weitbrecht
	Name:	Martin Weitbrecht
	Title:	Authorised Signatory

By:	/s/ Ben Fallico
	Name:	Ben Fallico
	Title:	Authorised Signatory

JPMORGAN CHASE BANK, N.A.

By:	/s/ Marshall J. Trenckmann
	Name:	Marshall J. Trenckmann
	Title:	Managing Director

CANADIAN WESTERN BANK

By:	/s/ Craig Preiksaitis
	Name:	Craig Preiksaitis
	Title:	Senior Manager, Corporate Lending

By:	/s/ John Cherian
	Name:	John Cherian
	Title:	MD & Head, Corporate Lending

ATB FINANCIAL

By:	/s/ Michael Thomas
	Name:	Michael Thomas
	Title:	Director

By:	/s/ Neil Ternovatsky
	Name:	Neil Ternovatsky
	Title:	Managing Director

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC

By:	/s/ Oliver Sumugod
	Name:	Oliver Sumugod
	Title:	Director, Corporate Banking

By:	/s/ Matt van Remmen
	Name:	Matt van Remmen
	Title:	Managing Director, Corporate Banking